UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

July 14, 2016

WILSHIRE BANCORP, INC.

(Exact name of registrant as specified in its charter)

California	000-50923	20-0711133
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3200 Wilshire Boulevard, Los Angeles,
California 90010

(Address of principal executive offices) (Zip Code)

(213) 387-3200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.01	NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD; TRANSFER OF LISTING

(d) On July 14, 2016, in connection with the anticipated closing of the proposed merger between Wilshire Bancorp, Inc. (the “Company”) and BBCN Bancorp, Inc. (“BBCN”), the Company notified The NASDAQ Stock Market, LLC (“NASDAQ”) of its intent to voluntarily delist its shares of common stock and requested that NASDAQ suspend trading of the Company’s common stock on the NASDAQ Global Select Market after the close of trading on the date of the merger.  The proposed merger between the Company and BBCN was approved by the parties’ respective shareholders at today’s annual shareholders’ meetings. If all other conditions to closing are satisfied or waived by the parties, the proposed merger is expected to close at the close of business on or around July 29, 2016. As a result of the proposed merger, the Company’s common stock will be cancelled and converted into the right to receive 0.7034 shares of BBCN common stock in accordance with the Agreement and Plan of Merger between the Company and BBCN.

The Company also informed NASDAQ that it intends to file with the Securities and Exchange Commission (the “SEC”) a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) to effect the delisting of the Company’s common stock from NASDAQ and to terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Form 25 is expected be filed with the SEC on July 25, 2016 and would become effective on August 4, 2016.

The Company intends to file with the SEC a Form 15 (Certification and Notice of Termination) to suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act once the Form 25 becomes effective.

ITEM 5.07	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company held its 2016 Annual Meeting of Shareholders on Thursday, July 14, 2016. At the 2016 Annual Meeting, the shareholders of the Company voted upon the following proposals:

1.

To approve the principal terms of the Agreement and Plan of Merger, dated December 7, 2015, providing for the merger of Wilshire Bancorp, Inc. with and into BBCN Bancorp, Inc. as described in the joint proxy statement/prospectus;

2.

To elect three directors assigned to Class III of the Board of Directors of Wilshire Bancorp for three year terms expiring at the 2019 Annual Meeting of Shareholders or until their successors are duly elected and qualified;

3.	To ratify the Board of Directors’ selection of Crowe Horwath LLP as Wilshire Bancorp’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

4.	To approve a non-binding, advisory proposal on the compensation of Wilshire Bancorp’s named executive officers.

As of May 26, 2016, the record date for the 2016 Annual Meeting, there were 78,875,982 shares of the Company’s common stock outstanding and entitled to vote at the 2016 Annual Meeting. Shareholders holding 70,816,046 shares were present at the meeting, in person or represented by proxy.  Set forth below are the final voting results on each matter submitted to a vote of the Company’s shareholders.

The following are the voting results of each matter submitted to the Company’s shareholders at the 2016 Annual Meeting. At the 2016 Annual Meeting, the Company’s shareholders approved the principal terms of the Agreement and Plan of Merger of Wilshire Bancorp, Inc. with and into BBCN Bancorp, Inc.; elected the three Class III nominees for director; ratified the appointment of Crowe Horwath LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and approved the non-binding advisory proposal on the compensation of Wilshire Bancorp’s named executive officers as follows:

1.   The vote to approve the principal terms of the Agreement and Plan of Merger of Wilshire Bancorp, Inc. with and into BBCN Bancorp, Inc. was as follows:

	For	Against	Abstain	Broker Non-Votes
Merger Agreement	58,977,574	31,091	666,109	11,141,272

2.   The vote to elect the three Class III director nominees was as follows:

	For	Against	Withheld	Broker Non-Votes
Daisy Ha	59,263,997	–	410,777	11,141,272
Steven J. Didion	59,265,154	–	409,620	11,141,272
Jae Whan Yoo	59,266,337	–	408,437	11,141,272

3.   The vote to ratify the appointment of Crowe Horwath LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 was as follows:

	For	Against	Abstain	Broker Non-Votes
Appointment of Crowe Horwath LLP	70,647,478	108,008	60,560	–

4.   The vote to approved the non-binding advisory proposal on the compensation of Wilshire Bancorp’s named executive officers was as follow:

	For	Against	Abstain	Broker Non-Votes
Approve Advisory Proposal	58,562,412	1,025,290	87,072	11,141,272

ITEM 8.01	OTHER EVENTS

On July 14, 2016, the Company and BBCN issued a joint press release announcing the receipt of their respective shareholder approvals for the planned merger of equals. A copy of the July 14, 2016 press release is attached hereto as Exhibit 99.1.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)       Exhibits

Exhibit 99.1     Joint press release dated July 14, 2016 to announce the receipt of shareholder approval for the proposed merger.

Exhibit 99.2     Press release dated July 14, 2016 announcing the Company’s intent to voluntarily delist is shares of common stock from the Nasdaq Global Select Market.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILSHIRE BANCORP, INC.

Date: July 14, 2016	By:	/s/ Alex Ko
Alex Ko, Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint press release dated July 14, 2016 to announce the receipt of shareholder approval for the proposed merger.
99.2	Press release dated July 14, 2016 announcing the Company’s intent to voluntarily delist is shares of common stock from the Nasdaq Global Select Market.